SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 16)*
DIGITAL LIGHTWAVE, INC.

(Name of Issuer)
COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)
253855 10 0

(CUSIP Number)
LOUIS D. SOTO, ESQ.
ORRICK, HERRINGTON & SUTCLIFFE LLP
1000 MARSH ROAD
MENLO PARK, CA 94025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 14, 2010

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS OPTEL ACQUISITION CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		232,722,523

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		232,722,523

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	232,722,523

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	91.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC, CO

1	NAMES OF REPORTING PERSONS DR. BRYAN J. ZWAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		232,722,523

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		232,722,523

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	232,722,523

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	91.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

1	NAMES OF REPORTING PERSONS OPTEL CAPITAL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		232,722,523

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		232,722,523

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	232,722,523

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	91.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

1	NAMES OF REPORTING PERSONS ZG NEVADA LIMITED PARTNERSHIP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	NEVADA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

1	NAMES OF REPORTING PERSONS ZG NEVADA, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	NEVADA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

1	NAMES OF REPORTING PERSONS AL ZWAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		232,722,523

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		232,722,523

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	232,722,523

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	91.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer.
This Amendment No. 16 to Schedule 13D (“Amendment No. 16”) relates to the Common Stock, $0.0001 par value per share (“Common Stock”) of Digital Lightwave, Inc. (the “Issuer”). This Amendment No. 16 amends Amendment No. 15 to Schedule 13D filed by Dr. Bryan J. Zwan (“Dr. Zwan”); ZG Nevada Limited Partnership, a limited partnership formed under the laws of the State of Nevada (“ZG Partnership”); ZG Nevada, Inc., a Nevada corporation (“ZG Inc.”); Optel Capital, LLC, a Delaware limited liability company (“Optel Capital”); and Al Zwan (Dr. Zwan, ZG Partnership, ZG Inc., Optel Capital, and Al Zwan, together, the “Reporting Persons”) with the Securities and Exchange Commission on October 14, 2009 (“Amendment No. 15”). Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 15. The Principal executive offices of the Issuer is 5775 Rio Vista Drive, Clearwater, Florida 33760.
Item 2. Identity and Background.
Item 2 of Amendment No. 15 is hereby amended and restated in its entirety as follows:
“This Amendment No. 16 is being filed by Optel Acquisition Corp., a Delaware corporation (“OAC”), Optel Capital, LLC, a Delaware limited liability company (“Optel Capital”), Dr. Bryan J. Zwan (“Dr. Zwan”), ZG Nevada Limited Partnership, a limited partnership formed under the laws of the State of Nevada (“ZG Partnership”); ZG Nevada, Inc., a Nevada corporation (“ZG Inc.”) and Al Zwan (collectively, the “Group”). The Group is filing this Schedule 13D because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act, with respect to the transaction described in Item 4 of this Schedule 13D. The agreement among the Group relating to the joint filing of this statement is attached as Exhibit 99.1 hereto.
OAC, whose principal business is merging with and into the Issuer, has its principal business and principal office at 1000 Marsh Road, Menlo Park, California 94025. Dr. Zwan’s address is c/o Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California 94025, Attn: Louis D. Soto, Esq. Dr. Zwan’s principal occupation is Chairman of the Issuer. Dr. Zwan is a United States citizen. The principal business of ZG Partnership is investing. The principal office of ZG Partnership is 101 Convention Center, Suite 850, Las Vegas, Nevada, 89109. The principal business of ZG Inc. is investing. The principal office of ZG Inc. is 101 Convention Center, Suite 850, Las Vegas, Nevada, 89109. The principal business of Optel Capital is investing. The principal office of Optel Capital is 3000 Bayport Drive, Suite 800, Tampa, Florida 33607. Al Zwan’s address is c/o Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California 94025, Attn: Louis D. Soto, Esq. Al Zwan’s principal occupation is President of Optel Capital. Al Zwan is a United States citizen.
No member of the Group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
No member of the Group has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of Amendment No. 15 is hereby amended and restated in its entirety as follows:
“On January 14, 2010, OAC acquired an aggregate of 232,722,523 shares of common stock of the Issuer from Optel Capital and ZG Partnership pursuant to a contribution agreement, by and between OAC, Optel Capital and ZG Partnership, dated October 14, 2009 (the “Contribution Agreement”), whereby (1) ZG Partnership agreed to contribute 11,518,750 shares of Common Stock, or 4.5% of the outstanding shares of the Issuer’s Common Stock, to OAC and (2) Optel Capital agreed to contribute 221,203,773 shares of Common Stock, or 86.6% of the outstanding shares of Issuer’s Common Stock, to OAC, (the “Contribution”) immediately prior to the Merger described below. The shares acquired by OAC were acquired with the purpose of effecting the Merger described below. Pursuant to the terms of the Contribution Agreement, upon the effectiveness of the Contribution, Optel Capital received 232,722,523 shares of OAC and became the sole stockholder of OAC. Following the Contribution ZG Partnership will not hold any shares of OAC. Dr. Zwan is the sole member of Optel Capital.
The Contribution Agreement was filed as an exhibit to the Schedule 13E-3 (as defined below) and is incorporated by reference herein, and any description thereof is qualified in its entirety by reference thereto.”

Item 4. Purpose of Transaction.
Item 4 of Amendment No. 15 is hereby amended and restated in its entirety as follows:
“On October 14, 2009, the Reporting Persons and OAC filed a Schedule 13E-3 (as amended, the “Schedule 13E-3”) with the Securities and Exchange Commission (the “SEC”) announcing their intention to effect a short-form merger (the “Merger”) under Section 253 of the Delaware General Corporation Law (the “DGCL”). On November 25, 2009, the Reporting Persons and OAC filed Amendment No. 1 to Schedule 13E-3 with the SEC. Upon the consummation of the Merger, Optel Capital, as the sole stockholder of OAC, will own all of the outstanding common stock of the Issuer.
Pursuant to the terms of the Contribution Agreement, on January 14, 2010, (1) ZG Partnership contributed 11,518,750 shares of Common Stock to OAC and (2) Optel Capital contributed 221,203,773 shares of Common Stock to OAC. Upon Contribution, Optel Capital received 232,722,523 shares of OAC and became the sole stockholder of OAC. Pursuant to the terms of the Contribution Agreement, following the Contribution, ZG Partnership does not hold any shares of OAC.
OAC and the Reporting Persons do not intend to enter into a merger agreement with the Issuer or to seek the approval of the board of directors or public stockholders of the Issuer for the Merger. Under the DGCL, no action is required by the board of directors of the Issuer or the stockholders of the Issuer, other than OAC, for the Merger to become effective. Holders of the Issuer’s common stock will not be entitled to vote their shares of the Issuer’s common stock with respect to the Merger, but will be entitled to certain appraisal rights under DGCL. Common stock of the Issuer constitutes the only class of capital stock of the Issuer that, in the absence of Section 253 of the DGCL, would be entitled to vote on the Merger. The Issuer will be the surviving corporation in the Merger.
The Schedule 13E-3 and all exhibits attached thereto, previously filed by OAC and the Reporting Persons dated October 14, 2009, is incorporated by reference into this Item 4.”
Item 5. Interest in Securities of the Issuer.
Item 5 of Amendment No. 15 is hereby amended and restated in its entirety as follows:
“The Group may be deemed a group within the meaning of Rule 13d-5 of under the Act and, therefore, each member of the Group may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Act, of all the aggregate number of Shares beneficially owned by the Group, or an aggregate of 232,722,523 shares of the Issuer’s common stock, representing approximately 91.1% of the Issuer’s outstanding shares (based on 255,489,847 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).
OAC has sole voting and dispositive control over the 232,722,523 shares reported herein.
Item 3 of this Schedule 13D is hereby incorporated by reference in response to this Item 5(c).”
Item 7. Material to be Filed as Exhibits.

Exhibit
No.	Description
1	Joint Filing Agreement between Dr. Bryan J. Zwan, Optel Acquisition Corp., Optel Capital, LLC, ZG Nevada Limited Partnership, ZG Nevada, Inc. and Al Zwan.

SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2010	OPTEL ACQUISITION CORP.
	By:	/s/ Al Zwan
		Name:	Al Zwan
		Title:	President

Dated: January 14, 2010	BRYAN J. ZWAN
	By:	/s/ Bryan J. Zwan
		Name:	Bryan J. Zwan

Dated: January 14, 2010	OPTEL CAPITAL, LLC
	By:	/s/ Al Zwan
		Name:	Al Zwan
		Title:	President

Dated: January 14, 2010	ZG NEVADA LIMITED PARTNERSHIP By: ZG Nevada Inc., as General Partner
	By:	/s/ Bryan J. Zwan
		Name:	Bryan J. Zwan
		Title:	President

Dated: January 14, 2010	ZG NEVADA, INC.
	By:	/s/ Bryan J. Zwan
		Name:	Bryan J. Zwan
		Title:	President

Dated: January 14, 2010	AL ZWAN
	By:	/s/ Al Zwan
		Name:	Al Zwan

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement between Dr. Bryan J. Zwan, Optel Acquisition Corp., Optel Capital, LLC, ZG Nevada Limited Partnership, ZG Nevada, Inc. and Al Zwan.

JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock, $0.0001 par value, of Digital Lightwave, Inc.
     This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: January 14, 2010	OPTEL ACQUISITION CORP.
	By:	/s/ Al Zwan
		Name:	Al Zwan
		Title:	President

Dated: January 14, 2010	BRYAN J. ZWAN
	By:	/s/ Bryan J. Zwan
		Name:	Bryan J. Zwan

Dated: January 14, 2010	OPTEL CAPITAL, LLC
	By:	/s/ Al Zwan
		Name:	Al Zwan
		Title:	President

Dated: January 14, 2010	ZG NEVADA LIMITED PARTNERSHIP By: ZG Nevada Inc., as General Partner
	By:	/s/ Bryan J. Zwan
		Name:	Bryan J. Zwan
		Title:	President

Dated: January 14, 2010	ZG NEVADA, INC.
	By:	/s/ Bryan J. Zwan
		Name:	Bryan J. Zwan
		Title:	President

Dated: January 14, 2010	AL ZWAN
	By:	/s/ Al Zwan
		Name:	Al Zwan